

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2014

Via E-mail
Stephan Wallach
Chief Executive Officer and Chairman
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, CA 91914

> **Re: Youngevity International, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 3, 2014**
> **File No. 333-199163**

Dear Mr. Wallach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions, Director Independence, page 60

Related-Party Transactions of the Company, page 60

1. We note that Douglas Briskie and Maida Hope Briskie are selling security holders. As immediate family members of your Chief Financial Officer, David Briskie, these two shareholders seem to qualify as related persons under Item 404 of Regulation S-K. Please revise your disclosures to include the information required by Item 404(a) of Regulation S-K in connection with the issuance of securities to Mr. Briskie's brother and mother.

2. We note that your Chief Executive Officer, Stephan Wallach, has personally guaranteed $4,750,000 of convertible notes. Per Item 404 of Regulation S-K, related-party transactions include guarantees of indebtedness. Please revise your disclosures to include the related-party guarantee of the convertible notes by Mr. Wallach.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Hank Gracin